Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Allotment of Non-Convertible Debentures aggregating up to ₹500 Crores on a Private Placement basis

Mumbai, November 15, 2019: This is with further reference to our filing dated November 14, 2019, with respect to issuance of NCDs on private placement basis.

We wish to inform you that the Board approved Committee has today approved allotment of 5000 Rated, Listed, Unsecured, Redeemable, Non-Convertible Debentures (“NCDs”) E28-A Series of face value ₹10,00,000/- each, at par, aggregating to ₹500 crores in three tranches, on private placement basis, on terms and conditions as mentioned in the Information Memorandum for the said Issue are as under:

Debenture Series	Offer Size	Interest payable	Allottees
E28-A	₹200 crores	Tranche I Debentures: 9.27% p.a.	SBI Magnum Medium Duration Fund SBI Credit Risk Fund SBI Magnum Income Fund SBI Debt Hybrid Fund
	₹200 crores	Tranche II Debenture: 9.31% p.a.	Franklin India Ultra Short Bond Fund
	₹100 crores	Tranche II Debenture: 9.54% p.a.	ICICI Bank Limited

The NCDs are proposed to be listed on the Wholesale Debt Market (WDM) Segment of BSE Limited and National Stock Exchange of India Limited.

Schedule of payment of coupon/interest and principal is as under:

Cash flows	Date			No. of Days in Coupon Period			Amount per Debenture (₹)
	Tranche I	Tranche II	Tranche III	Tranche I	Tranche II	Tranche III	Tranche I	Tranche II	Tranche III
1st Coupon	November 16, 2020	November 16, 2020	November 16, 2020	367	367	367	93,208	93,610	95,923
2nd Coupon	November 15, 2021	November 15, 2021	November 15, 2021	364	364	364	92,446	92,845	95,139
3rd Coupon	November 15, 2022	November 15, 2022	November 15, 2022	365	365	365	92,700	93,100	95,400
4th Coupon	June 30, 2023	September 29, 2023	November 15, 2023	227	318	365	57,652	81,112	95,400
5th Coupon	-	-	June 28, 2024	-	-	226	-	-	59,070
Principal	June 30, 2023	September 29, 2023	June 28, 2024				10,00,000	10,00,000	10,00,000

This disclosure is made in terms of Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015, for the information of the Exchange and of the Debenture holders.

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.